

October 29, 2020

Thomas McHugh
Senior Vice President and Chief Financial Officer
AVADEL PHARMACEUTICALS PLC
10 Earlsfort Terrace
Dublin 2, Ireland
D02 T380

      Re: AVADEL PHARMACEUTICALS PLC
          Form 10-K for the Year Ended December 31, 2019
          Filed March 16, 2020
          Form 10-Q for the Period Ended June 30, 2020
          Filed August 10, 2020
          File No. 001-37977

Dear Mr. McHugh:

We have reviewed your October 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2020 letter.

Form 10-Q for the Period Ended June 30, 2020

Note 4. Disposition of the Hospital Business, page 13

1.   We note your response to comment 1. You state that the sterile injectable drugs (the "Products") do not represent a product line, and therefore are not a distinguishable component of the company. Please tell us if you believe that the Products meet the definition of a component of an entity as defined in ASC 205-20. If not, please explain. In your response, please address your presentation of the unaudited pro forma financial information you presented in exhibit 99.2 of Form 8-K dated July 2, 2020, which gives effect to the sale of the Products. Based on this presentation, it appears that, at a

minimum, the operations of the Products can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

2.   We note from your response to comment 1 that you do not believe the sale of the sterile injectable drugs represented a strategic shift as contemplated by ASC 205-20-45. We continue to believe that the disposal may have represented a strategic shift. Please help us better understand your conclusion. In your response, please address the statements made in the press release announcing the sale of the Products on July 1, 2020. We note that in that press release, the company articulated that the sale of the sterile injectable drug portfolio was a significant milestone for the company, as it further reflected your commitment to strategically focus on advancing FT218 through the regulatory review process and, if approved, bringing your formulation of sodium oxybate to patients. We also note the statement made by Mr. Greg Divis, your Chief Executive Officer, in which he stated, "By divesting our portfolio of sterile injectable drugs, we are now singularly focused on supporting the regulatory approval process, market planning and maximizing shareholder value for FT218." Please also tell us how you considered the fact that the Products sold and FT218 are based on different technologies.

        You may contact Nudrat Salik at (202) 551-3692 or Ameen Hamady at (202) 551-3891 if you have any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Life Sciences